FIRST DERIVATIVE TRADERS, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 224,401
Securities owned, at fair value	
Equity securities	87,073,725
Option securities	3,895,162
Investment-JBO	10,000
Account receivable	74,018
TOTAL ASSETS	$91,277,306

LIABILITIES AND PARTNERS' EQUITY

Account payable and accrued expenses	$ 92,416
Funds due to clearing broker	8,376,377
Securities sold, not yet purchased, at fair value	
Equity securities	3,422,362
Option securities	64,375,163
Total liabilities	76,266,318
Partners' equity	15,010,988
TOTAL LIABILITIES AND PARTNERS' EQUITY	$91,277,306